UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: January 21, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated January 19, 2019 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of the Board meeting of Bank held on January 19, 2019.

Exhibit I

19th January, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Outcome of Board Meeting held on January 19, 2019

The Board of Directors have, at their meeting held today, approved the appointment of Mr. Sandeep Parekh (DIN: 03268043) as an Additional Independent Director of the Bank for a period of five (5) years effective from today i.e. January 19, 2019, subject to the approval of the shareholders.

Mr. Sandeep Parekh is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director at the Securities & Exchange Board of India during 2006-08, heading the Enforcement and Legal Affairs departments. He is a faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulations. He holds an LL.M. (Securities and Financial Regulations) degree from Georgetown University and an LL.B. degree from Delhi University. He is admitted to practice law in New York and is a member of Mensa. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and member of various SEBI and RBI Committees and sub-Committees and is presently the Chairman of SEBI’s Proxy Advisory working group and a member of SEBI’s Mutual Fund Advisory Committee.

Mr. Parekh is not debarred from holding office of director by virtue of any SEBI order or any other such authority. Mr. Parekh is not related to any director of the Bank.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President- Legal & Company Secretary